EXHIBIT 99.1

Burcon Receives Notice of Allowance for CLARISOY(TM) Composition of Matter Patent

VANCOUVER, British Columbia, Feb. 5, 2014 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation, (TSX:BU) (Nasdaq:BUR) ("Burcon") a leader in functional and renewable plant protein ingredients, has received a notice of allowance from the United States Patent and Trademark Office for an important and commercially strategic CLARISOY™ patent application. The importance and strategic value of this patent derive from the numerous specific composition of matter claims that have been allowed. The composition of matter claims provide protection over the commercially valuable attributes of CLARISOY™. This marks the first ever CLARISOY™ composition of matter claims to be allowed.

A notice of allowance from the United States Patent and Trademark Office is a written notification that a patent application has cleared internal review and will proceed to grant as a U.S. patent.

CLARISOY™ is Burcon's proprietary and revolutionary soy-based protein. CLARISOY™ is under exclusive license to Archer Daniels Midland Company ("ADM"). ADM's CLARISOY™ line includes a range of products for both low and neutral pH applications.

"Composition of matter patents are considered to be the most valuable type of patent because they cover any use of the claimed matter, regardless of the process by which it was produced or how it is being used," noted Johann Tergesen, Burcon's president and COO. "So, unlike application or process patents where it can be more difficult to establish that an infringement has occurred, enforcing composition of matter patents simply requires that the matter in question demonstrates the same beneficial characteristics of the matter that is patent-protected. For CLARISOY™, these characteristics, amongst others, are its unique solubility and transparency in solution, and absence of taste or smell."

This new patent allowance reflects Burcon's extensive investment in developing its intellectual property portfolio, which includes the full range of composition of matter, application and process patents and patent applications. Including the new CLARISOY™ patent, Burcon's intellectual property portfolio will be comprised of 255 patents in various countries, with 52 in the U.S., as well as more than 450 active patent applications, including 85 in the U.S.

"This new composition of matter patent represents a major step in protecting the intellectual property that supports the unique competitive advantages of CLARISOY™," continued Mr. Tergesen. "Our patenting efforts will remain a major area of focus in 2014, as will be our continued pursuit of perfecting the science that makes our proteins already so exceptional."

About CLARISOY™ Soy Protein

CLARISOY™ soy protein, which is under exclusive license to Archer Daniels Midland Company ("ADM"), is the world's only soy-based protein capable of offering both clarity and high-quality protein nutrition in low pH beverage systems.

ADM's CLARISOY™ line includes a range of products for both low and neutral pH applications allowing food and beverage companies to easily include up to 10 grams of CLARISOY™ per 500mL serving.

CLARISOY™ 100 is a premier soy-based protein that offers both clarity and high-quality protein nutrition for beverages with a pH of less than 4. Extremely heat stable, CLARISOY™ 100 requires no homogenization or stabilizers in low pH beverages.

CLARISOY™ 150 is a revolutionary soy protein for neutral pH beverages and low pH beverages with cloud systems.  The clean flavor and smooth mouth-feel makes CLARISOY™ 150 a formulator's ideal protein ingredient.

For more information about CLARISOY™, visit www.clarisoy.com.

About Burcon NutraScience Corporation

Burcon NutraScience is a leader developing functionally superior plant-based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon's CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS
"Johann F. Tergesen"
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2013.  Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

CLARISOY is a trademark of Archer Daniels Midland Company.

CONTACT: Media & Industry Contact:
         Michael Kirwan
         Director, Corporate Development
         Burcon NutraScience Corporation
         Tel 604-733-0896, Toll-free 888-408-7960
         mkirwan@burcon.ca
         www.burcon.ca

         Investor Relations Contact:
         Michael Koehler or Matt Glover
         Liolios Group Inc.
         Tel 949-574-3860
         BUR@liolios.com